UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	March 2, 2005	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

VIMPELCOM ANNOUNCES THE SIGNING OF A US$425 MILLION SYNDICATED LOAN FACILITY

Moscow and New York (March 2, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced the signing of its debut syndicated loan facility. The transaction was underwritten by Citibank, N.A. (Citigroup) and Standard Bank London Ltd (Standard Bank), who were also acting as mandated lead arrangers and bookrunners for the financing. The facility is a three-year unsecured amortizing term loan, with quarterly principal payments beginning one year after the execution date, and bears interest at 2.5% p.a. above LIBOR. The facility is available for drawing for six months following the signing date. VimpelCom intends to use the net proceeds of the facility partly to repay indebtedness and partly to continue the development and expansion of its networks and business within Russia and/or the CIS. “We are very pleased with the successful transaction and the strong support from the international banking community”, said Alexander Izosimov, Chief Executive Officer of VimpelCom.

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s use of the proceeds and its ability to make draws under the facility described above and are based on Management’s best assessment of the Company’s strategic and financial position and of future market conditions and opportunities. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and the CIS, general economic developments in Russia and the CIS and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the telecommunications industries in Russia or the countries of the CIS will not have a material adverse effect on the VimpelCom Group, and there can be no assurance that the Company will be able to comply with the conditions to make drawings under the facility described above or will be able to use the proceeds from the facility described above in the manner described in this press release. There can also be no assurance that the Company will draw the full amount of the facility described above. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: (212) 850-5600
vgoldin@vimpelcom.com	mpolyviou@fd-us.com